

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

March 5, 2009

Mr. Wolf Seyfert
Chief Financial Officer
American Bonanza Resources Corp.
94 Dowdeswell Street, PO Box N7521
Nassau, Bahamas

> **Re: American Bonanza Resources Corp.**
> **Form 10-K for the Fiscal Year Ended October 31, 2008**
> **Filed January 22, 2009**
> **File No. 333-130286**

Dear Mr. Seyfert:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Jill S. Davis
Branch Chief